

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

DIVISION OF
CORPORATION FINANCE

May 25, 2007

Via Facsimile 360-666-6483 and U.S. Mail

Stephen Nieman
15204 NE 181st Loop
Brush Prairie, Washington 98606

Re: **Alaska Air Group, Inc.**
PRRN14A filed on May 24, 2007 by Richard D. Foley, Stephen Nieman, Terry K. Dalton and Carl L. Olson
SEC File No. 1-08957

Dear Mr. Nieman:

We have the following comments on the revised proxy materials listed above. We are continuing to consider the methods of distribution of your proxy materials you have described in response letters and in our telephone conversations. We will contact you separately to address those issues. Please do not hesitate to call me at the number listed at the end of this letter if you would like to discuss.

PRRN14A filed on May 25, 2007

1. See comment 4 in our last letter dated May 21, 2007. Be more specific about your "various contacts" with management of AAG over the past several years. That is, what were you trying to get management to do? Your discussion about having failed to "convince [management] of the merit of empowering all stakeholders to feel and act as owners" is too vague to clarify what specifically you sought or communicated in your past contacts with management.

2. Refer to your response to comment 5 in our May 21, 2007 comment letter. Put the discussion in your response into the revised proxy statement so that shareholders know that you believe that whether these proposals are binding or precatory is open to question under state law. Since you state that a court might have to decide the issue, explain what you will do if the AAG board does not act on the proposals if they pass, as we understand they have failed to do in the past.

3. See comment 8 in our last comment letter dated May 21, 2007. We believe that a discussion of your nominees' intentions if elected to the board is material information that must be disclosed in the proxy statement. We don't agree with

the contention in your response letter that you may disclose your nominees'
agenda after you file the definitive proxy statement and during your
"campaigning" because all material information must be included in the proxy
statement. Please be more specific than the very general statements at the top of
page 13 of the revised proxy statement.

Closing Comments

Please revise your proxy statement in response to these comments and respond to the
requests for additional information in your response letter. Please file such letter on
EDGAR. Detailed cover letters greatly facilitate our review, as does a redlined or
otherwise "marked" copy of the revised proxy materials showing the changes you have
made in response to comments or otherwise.

Please understand that we may have additional comments after reviewing your responses to
our comments. If you have any questions, please do not hesitate to contact me at (202) 551-
3263.

Sincerely,

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions